Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change February 20, 2008
Item 3	News Release The news release dated February 20, 2008 was disseminated through Marketwire’s US and Canadian Timely Disclosure, Continental Europe Finance and UK Media and Analyst networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. announced a proposed offering of approximately US$120 million aggregate principal amount of senior unsecured convertible notes due February 2028 (the “Convertible Notes”) pursuant to private placement exemptions.   Silver Standard expects to grant the initial purchasers in the offering a 30-day option to purchase up to an additional US$18 million principal amount of Convertible Notes.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated February 20, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 20th day of February, 2008

February 20, 2008	News Release 08-02

SILVER STANDARD OFFERS US$120 MILLION OF CONVERTIBLE NOTES

Vancouver, B.C. -- Silver Standard Resources Inc. (“Silver Standard”) announced today a proposed offering of approximately US$120 million aggregate principal amount of senior unsecured convertible notes due February 2028 (the “Convertible Notes”) pursuant to private placement exemptions.  Silver Standard expects to grant the initial purchasers in the offering a 30-day option to purchase up to an additional US$18 million principal amount of Convertible Notes.

The final terms of the offering have not been determined.  Silver Standard currently expects that the Convertible Notes will be redeemable by Silver Standard in five years and convertible into Silver Standard common shares at a fixed conversion rate reflecting an effective conversion price higher than the closing share price on the day the offering is priced, and that any conversion right will be contingent on Silver Standard’s common shares trading at a premium to that effective conversion price or upon the occurrence of certain other specified conversion events.

Silver Standard expects that the terms of the Convertible Notes will provide that, upon conversion, the holders of the Convertible Notes will receive cash and, if applicable, common shares (or, at Silver Standard’s election, in lieu of such common shares, cash or any combination of cash and common shares).  The offering of Convertible Notes is expected to close, subject to market conditions and satisfaction of closing requirements and the receipt of any required regulatory approvals, on or about February 26, 2008.

Silver Standard intends to use part of the expected net proceeds of the offering to finance a portion of the development costs of its Pirquitas Project, and expects to use the balance of the net proceeds for the exploration of its other properties, for working capital and for general corporate purposes.

The offering is to be made pursuant to Rule 144A and Regulation S under the Securities Act of 1933 (the “Act”).  The offering has not been and will not be registered under the Act, and none of the Convertible Notes or any Silver Standard common shares issuable upon any conversion of the Convertible Notes may be offered or sold in the United States absent registration under the Act or the availability of an applicable exemption from registration requirements.  Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any security.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward looking statements, including expectations that the offering described in this news release will be successfully completed, or completed on terms consistent with the terms described herein, are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.